UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-39337

Ebang International Holdings Inc.

(Exact name of registrant as specified in its charter)

Building 7, No. 5 Nangonghe Road, Linping Street

Yuhang District, Hangzhou, Zhejiang, 311100

People’s Republic of China

+86 571-8817-6197

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On December 15, 2021, Ebang International Holdings Inc. (the “Registrant”) convened its annual general meeting of shareholders (the “2021 Annual Meeting”). At the 2021 Annual Meeting, a quorum was present and four proposals were submitted to and approved by the shareholders. The proposals are described in detail in the proxy statement that the Registrant furnished to the U.S. Securities and Exchange Commission on November 15, 2021. The final results for the votes regarding each proposal are set forth below.

Proposal 1 – The following five nominees were elected to serve as directors until the Registrant’s next annual general meeting of shareholders or until their successors are elected and qualified or until their earlier resignation or removal, by votes as follows:

Nominee	For	Withheld
Dong Hu	954,999,574	5,910,936
Chunjuan Peng	956,423,439	4,487,071
Yangqing Gao	960,160,755	749,755
Tingjie Lyu	959,601,316	1,309,194
Mingming Su	960,141,004	769,506

Proposal 2 – The shareholders ratified the appointment of MaloneBailey, LLP as the Registrant’s independent registered public accounting firm for the fiscal year ending December 31, 2021, by votes as follows:

For	Against	Abstain
960,188,843	589,400	132,267

Proposal 3 – The shareholders approved and adopted the Registrant’s 2021 Share Incentive Plan, by votes as follows:

For	Against	Abstain
954,124,042	6,702,589	83,879

Proposal 4 – As a special resolution, the shareholders approved the amendments to the Registrant’s Amended and Restated Memorandum and Articles of Association and approved and adopted the Second Amended and Restated Memorandum and Articles of Association in substitution for and to the exclusion of the current Amended and Restated Memorandum and Articles of Association with immediate effect, by votes as follows:

For	Against	Abstain
955,692,751	5,096,626	121,133

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ebang International Holdings Inc.

Date: December 16, 2021	By:	/s/ Dong Hu
		Name:	Dong Hu
		Title:	Chairman and Chief Executive Officer

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